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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05036816

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2004   AND ENDING   12/31/2004

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BETA CAPITAL MANAGEMENT, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue
                                   (No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Werner Grob   305-358-8844
                                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
                                 (Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

3/11/05

OATH OR AFFIRMATION

I, _____Werner Grob_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Beta Capital Management, L.P._____, as of _____December 31_____, 20 _04___,are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

_____
(Signature)

_____
Managing Director
(Title)

_____
(Notary Public)

NORMA R. HANNAH
MY COMMISSION #DD117801
EXPIRES: JULY 09, 2006
Bonded through Advantage Notary

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*



CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Partners
Beta Capital Management, L.P.
Miami, Florida

We have audited the accompanying statement of financial condition of Beta Capital Management, L.P. as of December 31, 2004. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beta Capital Management, L.P. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
January 21, 2005

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 4)	$	4,922,258
RECEIVABLE FROM BROKERS (NOTE 4)		239,234
PROPERTY AND EQUIPMENT (NOTE 2)		50,398
OTHER ASSETS (NOTE 6)		167,689
		5,379,579

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Commissions payable	$	422,813
Management fees payable (Note 6)		323,153
Accounts payable and accrued liabilities		334,509
Capital withdrawals payable (Note 6)		1,299,104
Total liabilities		2,379,579

LEASE COMMITMENTS (NOTE 5)

PARTNERS' CAPITAL (NOTE 6)		3,000,000
	$	5,379,579

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Management, L.P. (the Partnership) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Partnership acts in an agency capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Partnership considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years.

Defined Contribution Plan

The Partnership maintains a 401(k) plan covering substantially all employees, with the Partnership matching 3% of non-key employee payroll deferrals when required.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Partnership is not subject to income taxes as the taxable income or loss is reportable on the tax returns of its partners.

NOTE 2.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004:

Furniture and fixtures	$	54,617
Leasehold improvements		47,275
Office equipment		187,631
		289,523
Less accumulated depreciation and amortization	(	239,125)
	$	50,398

NOTE 3.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2004, the Partnership's "Net Capital" was $2,711,913, which exceeded the requirements by $2,461,913, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.88 to 1.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The primary clearing and depository operations for the Partnership's securities transactions are provided by a brokerage firm whose principal office is in New York City. In addition, the Company maintains a clearing account with a brokerage firm whose principal office in is Jersey City, New Jersey. At December 31, 2004, the $239,234 receivable from brokers and $4,893,263 of cash and cash equivalents included in the accompanying financial statements, are due from and held by these brokers.

NOTE 5. LEASE COMMITMENTS

The Partnership is obligated under non-cancelable operating leases and service contracts for office space and equipment.

Approximate future minimum payments under non-cancelable operating leases and service contracts for years subsequent to December 31, 2004 are as follows:

2005	$	362,000
2006		99,000
2007		9,000
	$	470,000

NOTE 6. RELATED PARTY TRANSACTIONS

Management Fees

The Partnership agreement provides for, among other things, a management fee payable to the general partner in an amount equal to 10% of gross revenues less commissions to brokers employed by the Partnership and referral fees and similar payments paid to other firms in the same line of business as the Partnership. At December 31, 2004 management fees of $323,153 were unpaid.

Capital Activity

Effective December 31, 2004, the Partnership authorized capital withdrawals of $1,299,104, all of which was payable at December 31, 2004.

Beta Capital Advisors SARL (A Swiss Corporation)

For the year ended December 31, 2004, the Partnership earned commissions of which $42,742 was receivable at December 31, 2004, from Beta Capital Advisors SARL, an entity related by virtue of common ownership. This receivable is included in other assets in the accompanying statement of financial condition.